

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

<u>Via E-mail</u>
Robert Doyle
Chief Financial Officer
Pan American Silver Corp.
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Canada

> **Re:** **Pan American Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-13727**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Year Ended December 31, 2013</u>

<u>General</u>

1.   Please revise the Current Fiscal Year End field in the Company Data section of EDGAR to reflect your correct fiscal year end.

Exhibit 1.3 Consolidated Financial Statements and Notes

2. Summary of Significant Accounting Policies
c. Significant Accounting Policies
Exploration and Evaluation Expenditure, page 14

2.   It appears there has been a change in your accounting policy for expenditures being transferred to mining properties from "once the work completed to date supports the future development of the property and such development receives appropriate approvals" to "once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property". Please provide us with a detailed discussion of the impact, if any, to your financial statements as a result of the change in the accounting policy.

3.   Please expand your disclosure in future filings to address how you determine when technical feasibility and commercial viability are demonstrable (i.e. what factors do you consider for demonstrating technical feasibility and commercial viability) and whether there is any correlation to establishing reserves. Refer to paragraph 5(b) and 17 of IFRS 6. Please provide us with a sample of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining